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[ROPES & GRAY LOGO]                                                   EXHIBIT 12

ROPES & GRAY LLP

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September 19, 2005



Columbia Managed Municipals Fund
Columbia Funds Trust IX
One Financial Center
Boston, Massachusetts 02111-2621

Columbia Tax-Exempt Fund
Columbia Funds Trust IV
One Financial Center
Boston, Massachusetts 02111-2621

Ladies and Gentlemen:

         We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated June 1, 2005 between Columbia Funds Trust IX, a Massachusetts business trust (the "Target Trust"), on behalf Columbia Managed Municipals Fund ("Target Fund"), and Columbia Funds Trust IV, a Massachusetts business trust (the "Acquiring Trust"), on behalf of Columbia Tax-Exempt Fund ("Acquiring Fund"). The Agreement describes a transaction (the "Transaction") to occur as of the date of this letter (the "Closing Date"), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

         Target Fund is a series of the Target Trust, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value, plus any applicable sales charge, at each shareholder's option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").


         Acquiring Fund is a series of the Acquiring Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at

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net asset value, plus any applicable sales charge, at each shareholder's option.
Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

         For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement filed June 10, 2005 and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

         The facts you have represented as to in paragraph 5 of the letter from Acquiring Fund and paragraph 6 of the letter from Target Fund, each dated as of the date hereof, support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks a high level of total return consistent with prudent risk, consisting of current income exempt from federal income tax and opportunities for capital appreciation.

         Various factors demonstrate the similarity between Target Fund and Acquiring Fund.(1) The investment objectives and strategies of the funds are very similar due to the fact that they are run by the same manager, Kimberly Campbell. Specifically, each fund invests at least 80% of its net assets in tax-exempt bonds, especially investment grade bonds that are rated at least BBB (or BAA) by any nationally recognized rating agency. Each fund may purchase bonds of any maturity and may invest up to 35% of its total assets in any combination of the following bonds (not including pre-refunded bonds(2): (1) bonds rated below investment grade by a nationally recognized rating agency and
(2) bonds that are not rated, provided that each fund's total investments in unrated bonds may not exceed 25% of its total assets. The similarity of the funds' investment objectives and strategies is reflected in the fact that, as of December 31, 2004 ("the comparison date"), a randomly selected date that reflects the funds' portfolios without reference to the Transaction, Morningstar categorized both funds as "Muni National Long" funds(3) and described both funds' investment styles as "Long-High."

         A comparison of the funds' portfolios indicates that, consistent with the funds' shared goals and strategies, the funds hold assets with similar characteristics. First, as of the

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         (1) Unless otherwise noted, the following information is based on
Portfolio Audit and Review (PAR) reports.

         (2) Pre-refunded are bonds that are typically escrowed with U.S. treasury bonds and may or may not be rated.

(3) While the investment objective stated in a fund's prospectus may or may not reflect how the fund actually invests, Morningstar categories are assigned based on the underlying securities in each portfolio. Funds are placed in a given category based on their portfolio statistics and compositions over the past three years. When necessary, category assignments may be modified to reflect recent portfolio changes. As defined by Morningstar, the "Multisector Bond" category includes funds that seek income by diversifying their assets among several fixed-income sectors, usually U.S. government obligations, foreign bonds, and high-yield domestic debt securities.


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comparison date, as one would expect from bond funds, each fund invested at least 98.73% of its assets in bonds and 0.91% in cash and cash equivalents.

         Second, the funds' portfolios are extremely similar in terms of credit quality. As of the comparison date, Target Fund and Acquiring Fund had an identical average credit rating of AA. Furthermore, the credit ratings of the funds' individual investments overlapped by a total of 90.1%. Specifically, there was an overlap of 64.0% in AAA-rated investments, 5.4% in AA-rated investments, 7.3% in A-rated investments, 6.5% in BBB-rated investments, 0.3% in B-rated investments,0.1% in CC-rated investments, and 5.6% in non-rated investments.

         Third, the funds' portfolios are substantially similar in terms of duration and maturity. As of the comparison date, the average duration of Target Fund, 7.42 years, was close to that of Acquiring Fund, 7.99 years. With respect to maturity, the average maturities of Target Fund and Acquiring Fund were 12.51 years and 14.46 years, respectively. Moreover, when compared in terms of the percentage of net assets each fund invested in securities of varying maturities, there was a total overlap of 82.4%, consisting of 0.1% in securities with maturities of 0-1 years, 0.9% in securities with maturities of 1-3 years, 1.8% in securities with maturities of 3-5 years, 4.4% in securities with maturities of 5-7 years, 11.7% in securities with maturities of 7-10 years, 33.4% in securities with maturities of 10-15 years, 19.5% in securities with maturities of 15-20 years, 4.7% in securities with maturities of 20-25 years, and 5.0% in securities with maturities of 25 years or more.

         Fourth, the funds' portfolios share some similarity in terms of state exposure. As of the comparison date, the funds' investments shared a total overlap of 61.9%, constituted by 8.0% in Massachusetts, 7.1% in Illinois, 5.5% in California, and smaller amounts in the other 47 states.

         Finally, both funds have extremely low fiscal year-end turnover rates (8% for Target Fund and 11% for Acquiring Fund), similar 30-day SEC yields(4) (3.26% for Target Fund and 3.88% for Acquiring Fund), and similar average coupons (4.52% for Target Fund and 4.70% for Acquiring Fund).

         The specific characteristics described above (the relative figures and percentages in terms of asset allocation, credit quality, duration, maturity, state exposure, turnover rate, and yield) do not constitute fixed aspects of Target Fund and Acquiring Fund's investment strategies. Rather, they reflect the fact that the Funds' similar investment strategies have led them to react similarly (by choosing similar portfolios) to the market conditions in place up until the comparison date.

         Give the similarity of the funds, on the date of the Transaction, at least 33 1/3% of Target Fund's portfolio assets will not be required to be sold by virtue of the investment objectives, strategies or policies, risks or restrictions of Acquiring Fund. Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks or restrictions after


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(4) A bond fund's 30-day SEC yield is calculated by dividing the net investment income (less expenses) per share over a 30-day period by the current maximum offering price. The formula is designated by the Securities and Exchange Commission (SEC).

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the Transaction. After the Transaction, Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with the funds' shared investment strategies, as described above and reflected by the aforementioned portfolio data.

         Based on the foregoing representations and assumption and our review of the documents and items referred to above, we are of the opinion that generally for U.S. federal income tax purposes:

         (i) The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

         (ii) Under section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

         (iii) Under section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

         (iv) Under section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

         (v) Under section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

         (vi) Under section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

         (vii) Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

         (viii) Under section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

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         (ix)     Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

         Notwithstanding the foregoing, the Code requires that certain contracts or securities (including, in particular, futures contracts, certain foreign currency contracts, "non-equity" options and investments in "passive foreign investment companies") be marked to market (treated as sold for their fair market value) at the end of a taxable year (or upon their termination or transfer), and Target Fund's taxable year will end as a result of the Reorganization.

         In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service ("IRS"). In that ruling, the IRS held that the so-called "continuity of business enterprise" requirement necessary to tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS's conclusion in this ruling is questionable, and that, even if the IRS's conclusion is correct, the facts of this Transaction are distinguishable from those in the published ruling.


         We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end investment company that seeks a high level of total return consistent with prudent risk, consisting of current income exempt from federal income tax and opportunities for capital appreciation. The funds are run by the same manager, categorized as "Muni National Long" funds by Morningstar, and their portfolios are substantially similar with respect to credit quality (identical average rating of AA and 90.1% overlap), average duration (7.42 years for Target Fund and 7.99 years for Acquiring Fund), maturity (82.4% overlap), turnover rate (similarly low, at 8% for Target Fund and 11% for Acquiring Fund), state exposure, and yield. After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. Revenue Ruling 87-76 is the only published ruling dealing specifically with the application of the "continuity of business enterprise" requirement to a reorganization involving investment companies. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law would concur with the opinion set forth above.

         Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority,

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all as in effect on the date of this opinion. The
legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.


                                                    Very truly yours,


                                                    /s/ Ropes & Gray LLP
                                                    Ropes & Gray LLP

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